EXHIBIT 23
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 33-56896 and 333-108298) of John B. Sanfilippo & Son, Inc. of our reports dated September 27, 2006, except for the effect of the restatement, management’s plans regarding going concern and subsequent events described in Notes 1, 2 and 19, respectively, of the Notes to the Financial Statements and the matter described in the penultimate paragraph of Management’s Report on Internal Control Over Financial Reporting, as to which the date is December 15, 2006 relating to the financial statements, management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting, which appear in the Form 10-K/A.
/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Chicago, Illinois
December 15, 2006